UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2002

John J. Sabl
Sidley Austin Brown & Wood
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603

Re: Conseco, Inc.
Incoming letter dated February 7, 2002

Dear Mr. Sabl:

This is in response to your letter dated February 7, 2002 concerning the shareholder proposal submitted to Conseco by Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Thomas Masiello
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
Burlington, Massachusetts 01803-0900

CRGH

SIDLEY AUSTIN BROWN & WOOD
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

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February 7, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Our firm serves as counsel for Conseco, Inc., an Indiana corporation (the "Company"). We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act").

The Company has received a shareholder proposal (the "Proposal") from the Massachusetts Laborers' Pension Fund (the "Proponent") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Shareholders (the "Proxy Materials"). The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(6), (i)(8) and (i)(3) under the Exchange Act. We respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the exclusion of the Proposal.

We are submitting six copies of this letter. A copy of the Proposal, as submitted by the Proponent, is attached as Exhibit A. Concurrently with the filing of this letter with the Division, we are forwarding a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the Proxy Materials.

Summary of the Proposal

The Proposal is directed at the composition of the Company's Board of Directors (the "Board"). It requests that the Board "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors." The Proposal defines an "independent" director as one who has not, during the past five years: (i) been employed by the Company or an affiliate in an executive capacity; (ii) been employed by a firm that is one of the Company's paid advisors or consultants; (iii) been employed by a significant customer or supplier; (iv) been employed by a tax-exempt organization that receives significant contributions from the Company; (v) been paid by the Company pursuant to any personal services contract with the Company; (vi) served in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or (vii) been related to a member of management of the Company.

The Statement of Support explains that in "conjunction with senior management, a Board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success." It contends that in "order to best fulfill its responsibilities and ensure the corporation's long-term success . . . at least two-thirds of a Board's members should be 'independent' directors." The Statement of Support then discusses the Company's current Board, concluding incorrectly that fewer than two-thirds of the Company's directors are independent under the Proposal's definition of the term.

Reasons for Excluding the Proposal

I. The Company Lacks the Power to Implement the Proposal

Under Rule 14a-8(i)(6), a company may exclude a proposal if "the company would lack the power or authority to implement the proposal." The Proposal requests that the Board "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors." It then sets forth the definition of independence that must be applied.

In order for the Board to implement the goal that the Proposal asks it to set, it would need to be able to ensure the election of directors meeting the Proposal's definition of independence. Under the Company's bylaws and Indiana law, however, directors are elected by the Company's shareholders. While the Company believes that at least two-thirds of its current Board is independent within the Proposal's definition of the term, it has no way to guarantee that any future Board will be similarly composed. It therefore lacks the power or authority to implement the goal that the Proposal asks it to set.

A decision by the Staff that it would not recommend enforcement action if the Company were to exclude the Proposal on this basis would be consistent with a long line of letters in which the Staff has granted relief to issuers who wished to exclude proposals that sought to require that all or some of the issuer's board of directors be composed of directors having characteristics specified in the proposals. See, e.g., *Mattel, Inc.*, (avail. March 21, 2001)(permitting exclusion of a proposal that "recommend[ed] a bylaw requiring that all directors on key board committees meet certain criteria"); *Marriott International, Inc.*, (avail. February 26, 2001)(permitting exclusion of three proposals, one of which "request[ed] that the board of directors adopt a policy requiring that at least two-thirds of the members of the board be 'independent' directors, as that term is defined in the proposal"); *Bank of America Corporation*, (avail. February 20, 2001)(permitting exclusion of a proposal that "request[ed] that the board of directors take the necessary steps to ensure that the Bank of America's Audit Committee is composed entirely of 'independent' directors, as that term is defined in the proposal"); *PG&E Corporation*, (avail. January 22, 2001)(permitting exclusion of a proposal that "recommend[ed] a bylaw that directors appointed for all future openings on key board committees meet certain criteria"); *The Boeing Company*, (avail. February 22, 1999)(permitting exclusion of a proposal that "relate[d] to only 'independent committed directors' being eligible for key board committees"); *American Telephone and Telegraph Co.*, (avail. December 13, 1985)(permitting exclusion of a proposal that "relate[d] to the election of an employee shareholder or a retired employee as a Company director").

Note that it is not significant that the Proposal asks the Company to "set a goal" rather than "ensure" the desired Board composition. It is nonsensical to ask the Board to "set a goal" that it is does not have the power to implement. The Proposal is analogous to the proposals at issue in *Mattel, Inc.*, *Marriott International, Inc.*, and *PG&E Corporation*, cited above. In those letters, the Staff permitted exclusion of proposals where an issuer was asked to either set a policy (*Marriott International, Inc.*) or amend its bylaws (*Mattell, Inc.* and *PG&E Corporation*) relating to board composition. The board of each of those issuers had the mechanical ability to adopt a policy or amend bylaws, even though it would not have had the ability to implement that policy or give effect to the bylaw. So too here, the Board has the mechanical ability to "set a goal", even though it would not have the ability to ensure that the goal is met and maintained. The Staff permitted exclusion in *Mattel, Inc.*, *Marriott International, Inc.*, and *PG&E Corporation*. It should do the same here.

II. The Proposal Relates to the Election of Directors

Under Rule 14a-8(i)(8), a company may exclude a proposal if "the proposal relates to an election for membership on the company's board of directors." The Staff has stated that the "principal purpose" of this provision "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . , since other proxy rules . . . are applicable thereto." *American Telephone and Telegraph Company*, (avail. January 11, 1991)(1991 SEC No-Act Lexis 59). In interpreting Rule 14a-8(i)(8) (and its predecessor Rule 14a-8(c)(8)), the Staff has repeatedly allowed companies to exclude proposals that question the ability of particular individuals to serve as directors. See, e.g., *PepsiCo, Inc.*, (avail. February 1, 1999)("We note that the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors."); *American Telephone and Telegraph Company*, (January 28, 1983)("In this regard, it would appear that the proposal is designed to question the ability of the present members of the Board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for reelection.").

The Proposal is clearly an attack on the current Board. The Proposal claims that in "order to best fulfill its responsibilities and ensure the corporation's long-term success . . . at least two-thirds of a Board's members should be 'independent' directors." In the Proponent's view, fewer than two-thirds of the Company's directors satisfy the Proposal's definition of independence. The Proposal can therefore be seen as an attack on the composition of the Board, and an effort to undermine the Company's solicitation of support for Gary C. Wendt, the one director who is up for re-election this year who does not meet the Proposal's independence standard.

If the Proponent does not support the reelection of Mr. Wendt or any other director, there are several actions that it can take: It can communicate its dissatisfaction to the Company. It can withhold its support for their reelection. It can sponsor a competing slate of nominees. One thing it cannot do, however, is use a Rule 14a-8 shareholder proposal as a forum to contest the election of certain candidates for Company directorships. As the Staff made clear in *American Telephone and Telegraph Company*, (January 28, 1983) and *PepsiCo, Inc.*, (February 1, 1999), a company may exclude a proposal that "question[s] the ability" of particular individuals to serve on a company's Board of Directors. That is exactly what the Proposal does. The Company may, therefore, exclude the Proposal under Rule 14a-8(i)(8).

III. The Proposal Contains Materially False or Misleading Statements

Rule 14a-8(i)(3) provides that a company may exclude a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Proposal, as currently drafted, may be excluded on this basis.

The second paragraph of the Statement of Support reads as follows:

> In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a Board's members should be "independent" directors. The Company's Board of Directors as presently composed does not meet the two-thirds independence standard. The Company currently has eight directors, including Charles Chokel, David Harkins, Gary Wendt, Lawrence Coss and Thomas Hagerty, none of whom qualify as independent under the definition provided above. Messrs. Chokel, Harkins, Wendt, Coss and Hagerty are, or have been, employed within the past five years in an executive capacity by the Company, or an affiliate.

This paragraph contains a number of false or misleading statements. First, it states that the Board currently has eight members. This is not correct. Two new directors, Julio Barea and Carol Bellamy, were added to the Board in January 2002, bringing the total number of Board members to ten. Mr. Barea and Ms. Bellamy are both independent within the Proposal's definition of the term. Second, it contends that Mr. Harkins and Mr. Hagerty "are, or have been, employed within the past five years in an executive capacity by the Company, or an affiliate." This also is not correct. Mr. Harkins and Mr. Hagerty are both affiliated with a private equity firm that holds preferred stock convertible into approximately 7.4% of the Company's outstanding common stock. Mr. Harkins and Mr. Hagerty have both in recent years served as officers of the Company but they have not received any compensation (apart from their standard non-employee director's compensation) for these services. Given this, they cannot be said to have been "employed" by the Company. It is therefore not accurate to contend, as the Proposal does, that they are not independent because they have been "employed within the past five years in an executive capacity by the Company, or an affiliate." Third, given the addition of Mr. Barea and Ms. Bellamy to the Board, and given that Mr. Harkins and Mr. Hagerty have never been "employed" by the Company or an affiliate, the Board, as currently composed, satisfies the Proposal's two-thirds independence standard. The Proposal's statement to the contrary is, therefore, false and misleading.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(6), (i)(8) and (i)(3).

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please call the undersigned at (312) 853-7437 or John P. Kelsh of our office at (312) 853-7097.

Very truly yours,

John J. Sabl

cc: Conseco, Inc.
Massachusetts Laborers' Pension Fund

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Conseco, Inc. ("Company") hereby request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders. For purposes of this resolution, a director would not be considered independent if he/she is currently or during the past five years, has been:

- Employed by the Company or an affiliate in an executive capacity.
- Employed by a firm that is one of the Company's paid advisors or consultants.
- Employed by a significant customer or supplier.
- Employed by a tax-exempt organization that receives significant contributions from the Company.
- Paid by the Company pursuant to any personal services contract with the Company.
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member.
- Related to a member of management of the Company.

Statement of Support: A Board of Directors' plays a critical role in determining a company's long-term success. A Board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A Board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a Board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The Board of Directors' must operate independently of the corporation's chief executive office and senior management if it is to fulfill its duty to hire, oversee, compensate and if necessary replace management. Independence has been referred to as "a director's greatest virtue" (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996) and we believe independent boards are better positioned to remove non-performing senior executives.

In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a Board's members should be "independent" directors. The Company's Board of Directors' as presently composed does not meet the two-thirds independence standard. The Company currently has eight directors, including Charles Chokel, David Harkins, Gary Wendt, Lawrence Coss and Thomas Hagarty, none of whom qualify as independent under the definition provided above. Messrs. Chokel, Harkins, Wendt, Coss and Hagarty are, or have been, employed within the past five years in an executive capacity by the Company, or an affiliate.

As long-term shareholders, we believe an independent Board best represents shareholders. Adoption of this resolution would encourage our company to work towards this goal. We urge your support for this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Conseco, Inc.
Incoming letter dated February 7, 2002

The proposal requests that the board "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors" and that it "pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders."

We are unable to concur in your view that Conseco may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the sentence that begins "The company currently has ..." and ends "... definition provided above" to reflect the correct number of directors. Accordingly, unless the proponent provides Conseco with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Conseco omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Conseco may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(6). Accordingly, we do not believe that Conseco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that Conseco may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify a nominee for director at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to nominees for director at meetings subsequent to the 2002 annual meeting. Accordingly, unless the proponent provides Conseco with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Conseco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor